FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, July 29, 2004

SECOND QUARTER FINANCIAL RESULTS

Fairfax Financial Holdings Limited continued to produce excellent underwriting performance in the 2004 second quarter. The combined ratio of its insurance and reinsurance operations was 94.9% for the quarter, with every operating company producing a combined ratio below 100%, compared to a combined ratio of those operations of 98.5% for the second quarter of 2003.

Other 2004 second quarter highlights were as follows (comparisons are to the second quarter of 2003, except as otherwise indicated):

•	Underwriting profit at the company’s continuing insurance and reinsurance operations increased to US$54.9 million from US$13.8 million in 2003.

•	Net premiums written at the company’s continuing insurance and reinsurance operations increased 7.1% to US$1.09 billion.

•	Realized gains on investments totalled US$104.6 million compared to US$403.7 million in 2003. US$40.1 million of the 2004 realized gains resulted from the company’s sale of 6 million common shares of its Northbridge subsidiary in an underwritten secondary offering. As a result of the lower realized gains in 2004, net earnings decreased to US$46.0 million (US$3.13 per basic share) from US$173.7 million (US$12.09 per share) in 2003.

•	Interest and dividend income of the company’s continuing insurance and reinsurance operations improved to US$72.7 million from US$61.9 million in 2003, due primarily to increased investment portfolios reflecting positive cash flow from operations, and to an increase in yield resulting from the reinvestment late in the first quarter of 2004 of a significant portion of cash and short term investments, primarily in U.S. treasury bonds.

•	Pursuant to approval by the California Department of Insurance, 26.4 million shares of OdysseyRe (with a market value of approximately US$660 million) were released from the trust established for TIG’s benefit, where they had been held principally pending TIG’s satisfaction of certain financial tests at the end of 2003, and payment of the US$100.0 million final note instalment originally due to TIG by the company on June 30, 2004 was deferred for one year.

•	The company exchanged US$214.6 million of outstanding notes due in 2005 through 2008 for US$59.4 million cash (including accrued interest) and US$171.4 million of new 7.75% notes due in 2012.

•	The syndicated secured revolving letter of credit facility established at the end of 2003 for the benefit of the company’s nSpire Re subsidiary was increased from US$300 million to US$450 million.

•	The company’s deferred tax asset decreased by US$82.9 million, primarily from the utilization of U.S. tax losses.

•	Common shareholders’ equity per basic share increased to US$196.53 from US$192.81 at December 31, 2003.

Following is a summary of Fairfax’s unaudited second quarter and six month financial results:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	2004	2003	2004	2003
	(US$ millions except per share amounts)
Total revenue	1,435.1	1,628.5	2,919.9	2,963.3
Earnings before income taxes and non-controlling interests	133.5	325.0	215.9	494.0
Net earnings	46.0	173.7	85.5	275.2
Net earnings per share	$3.13	$12.09	$5.76	$19.06
Net earnings per diluted share	$3.05	$12.09	$5.64	$19.06

Combined ratios were as follows:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	2004	2003	2004	2003
Insurance — Canada (Northbridge)	90.6%	93.7%	91.6%	94.5%
— U.S.	99.7%	106.6%	99.7%	102.3%
— Asia	89.6%	100.9%	90.4%	100.0%
Reinsurance (OdysseyRe)	94.6%	96.2%	94.8%	97.6%

Consolidated	94.9%	98.5%	95.3%	98.3%

At June 30, 2004, the pre-tax unrealized loss on portfolio investments was US$19.2 million. The decrease of US$264.1 million from the unrealized gain of US$244.9 million at the end of 2003 resulted principally from the upward movements in interest rates from those prevailing at December 31, 2003.

There were 13.8 million weighted average shares outstanding in the second quarter of 2004 compared to 14.1 million in the second quarter of 2003.

Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, July 30, 2004 to discuss its second quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946